Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2017 Results

Guelph, Ontario, March 19, 2018 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter and full year ended December 31, 2017.

Fourth Quarter 2017 and Related Highlights

•                  Total solar module shipments were 1,831 MW, compared to 1,870 MW in the third quarter of 2017, and fourth quarter guidance in the range of 1,720 MW to 1,820 MW.

•                  Net revenue was $1.11 billion, compared to $912.2 million in the third quarter of 2017, and fourth quarter 2017 guidance in the range of $1.04 billion to $1.08 billion.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 36.4% compared to 21.6% in the third quarter of 2017.

•                  Gross margin was 19.7%, compared to 17.5% in the third quarter of 2017, and fourth quarter guidance in the range of 16.5% to 18.5%.

•                  Net income attributable to Canadian Solar was $61.4 million, or $1.01 per diluted share, compared to net income of $13.3 million, or $0.22 per diluted share, in the third quarter of 2017.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.19 billion, compared to $1.15 billion at the end of the third quarter of 2017.

•                  Net cash provided by operating activities was approximately $189.3 million, compared to net cash provided by operating activities of $153.8 million in the third quarter of 2017.

•                  During the quarter, the Company completed the sale of 13 solar power plants totaling 72.7 MWp in Japan to Canadian Solar Infrastructure Fund, Inc. (“CSIF”) for approximately $270 million; completed the sale of 99 percent of its Class B membership interest in the 92 MWp IS-42 solar power plant in the U.S. for approximately $43 million; completed the sale of 44.3 MWp of solar power plants in China; and completed the sale of interests in three solar power projects totaling 117 MWp in Australia.

•                  The Company’s portfolio of solar power plants in operation was approximately 1.2 GWp as of February 28, 2018.

Full Year 2017 Results

•                  Total solar module shipments were a record high of 6,828 MW in 2017, compared to 5,232 MW in 2016, and full year 2017 guidance in the range of 6.8 GW to 6.9 GW.

•                  Net revenue was $3.39 billion, compared to $2.85 billion in 2016, and full year 2017 guidance in the range of $3.33 billion to $3.37 billion.

•                  Net revenue from the total solutions business was 22.8% of total net revenue, compared to 8.1% in 2016.

•                  Net income attributable to Canadian Solar was $99.6 million, or $1.69 per diluted share, compared to $65.2 million, or $1.12 per diluted share, in 2016.

•                  Net cash provided by operating activities was approximately $203.9 million, compared to net cash used in operating activities of $278.1 million in 2016.

Fourth Quarter 2017 Results

Net revenue in the fourth quarter of 2017 was $1.11 billion, up 21.5% from $912.2 million in the third quarter of 2017 and up 65.9% from $668.4 million in the fourth quarter of 2016. Solar module shipments were 1,831 MW, compared to 1,870 MW in the third quarter of 2017, and fourth quarter guidance in the range of 1,720 MW to 1,820 MW.

Gross profit in the fourth quarter of 2017 was $218.6 million, compared $159.8 million in the third quarter of 2017 and $49.0 million in the fourth quarter of 2016. Gross margin in the fourth quarter of 2017 was 19.7%, compared to 17.5% in the third quarter of 2017 and 7.3% in the fourth quarter of 2016. The sequential increase in gross margin was primarily due to the high profit margin from the sales of Japanese projects to CSIF. The year-over-year increase in gross margin was primarily due to lower module blended manufacturing cost, lower anti-dumping and countervailing duty (“AD/CVD”) charges, higher contributions from the Company’s higher margin total solutions business, partially offset by decreased module average selling price.

Total operating expenses in the fourth quarter of 2017 were $88.4 million, down 13.4% from $102.0 million in the third quarter of 2017 and up 45.6% from $60.7 million in the fourth quarter of 2016.

Selling expenses in the fourth quarter of 2017 were $39.9 million, down 6.8% from $42.8 million in the third quarter of 2017 and down 6.6% from $42.7 million in the fourth quarter of 2016. The sequential decrease of $2.9 million was primarily due to a decrease in external sales commission and marketing expenses, partially offset by an increase in labor cost. The year-over-year decrease in selling expenses was primarily due to a decrease in marketing expenses and various professional services expenses, partially offset by an increase in labor cost and higher shipping and handling costs.

General and administrative expenses in the fourth quarter of 2017 were $69.7 million, up 30.6% from $53.3 million in the third quarter of 2017 and up 10.8% from $62.8 million in the fourth quarter of 2016. The sequential increase in general and administrative expenses was primarily due to a $10.2 million asset impairment charge relating to, among other things, certain idle manufacturing equipment, increased labor cost and higher withholding tax expense. The year-over-year increase in general and administrative expenses was primarily due to an increase in labor cost and higher withholding tax expense.

Research and development expenses in the fourth quarter of 2017 were $8.6 million, compared to $7.3 million in the third quarter of 2017 and $3.2 million in the fourth quarter of 2016, as the Company further strengthens its leadership position by strategically investing in solar technology advancements and efficiencies.

Other operating income in the fourth quarter of 2017 was $29.8 million, compared to $1.4 million in the third quarter of 2017 and $48.1 million in the fourth quarter of 2016. Other operating income in the fourth quarter of 2017 reflects a net gain from the sale of certain solar power projects to CSIF in Japan.

Income from operations in the fourth quarter of 2017 was $130.2 million, compared to $57.8 million in the third quarter of 2017, and a loss from operations of $11.8 million in the fourth quarter of 2016. Operating margin was 11.7% in the fourth quarter of 2017, compared to 6.3% in the third quarter of 2017 and negative 1.8% in the fourth quarter of 2016.

Non-cash depreciation and amortization charges in the fourth quarter of 2017 were approximately $37.2 million, compared to $23.8 million in the third quarter of 2017, and $19.3 million in the fourth quarter of 2016. Non-cash equity compensation expense in the fourth quarter of 2017 was $2.2 million, compared to $2.1 million in the third quarter of 2017 and $2.2 million in the fourth quarter of 2016.

Interest expense in the fourth quarter of 2017 was $33.5 million, compared to $33.7 million in the third quarter of 2017 and $22.9 million in the fourth quarter of 2016.

Interest income in the fourth quarter of 2017 was $3.2 million, compared to $3.4 million in the third quarter of 2017 and $2.4 million in the fourth quarter of 2016.

The Company recorded a gain on change in fair value of derivatives in the fourth quarter of 2017 of $7.6 million, compared to a gain of $1.8 million in the third quarter of 2017 and a gain of $24.2 million in the fourth quarter of 2016. Foreign exchange loss in the fourth quarter of 2017 was $9.5 million, compared to $16.5 million in the third quarter of 2017, and $12.5 million in the fourth quarter of 2016.

Income tax expense in the fourth quarter of 2017 was $28.9 million, compared to $6.2 million in the third quarter of 2017 and an income tax benefit of $10.6 million in the fourth quarter of 2016.

Net income attributable to Canadian Solar in the fourth quarter of 2017 was $61.4 million or $1.01 per diluted share, compared to $13.3 million or $0.22 per diluted share in the third quarter of 2017 and a net loss of $13.3 million or $0.23 per diluted share in the fourth quarter of 2016.

Financial Condition

The Company had $1.19 billion of cash, cash equivalents and restricted cash as of December 31, 2017, compared to $1.15 billion as of September 30, 2017.

Accounts receivable, net of allowance for doubtful accounts, at the end of the fourth quarter of 2017 were $358.1 million, compared to $457.4 million at the end of the third quarter of 2017. Accounts receivable turnover in the fourth quarter of 2017 was 38 days, compared to 47 days in the third quarter of 2017.

Inventories at the end of the fourth quarter of 2017 were $346.1 million, compared to $301.5 million at the end of the third quarter of 2017. Inventory turnover in the fourth quarter of 2017 was 35 days, compared to 37 days in the third quarter of 2017.

Accounts and notes payable at the end of the fourth quarter of 2017 were $975.6 million, compared to $1.06 billion at the end of the third quarter of 2017.

Excluding the approximately $166.2 million of ‘Liabilities held-for-sale’, short-term borrowings at the end of the fourth quarter of 2017 were $1.96 billion, compared to $2.14 billion at the end of the third quarter of 2017. Long-term borrowings at the end of the fourth quarter of 2017 were $404.3 million, compared to $318.2 million at the end of the third quarter of 2017.

Senior convertible notes totaled $126.5 million at the end of the fourth quarter of 2017, compared to $126.2 million at the end of the third quarter of 2017.

Total borrowings directly related to utility-scale solar power projects were $1.38 billion at the end of the fourth quarter of 2017, compared to $1.43 billion at the end of the third quarter of 2017. Excluding the approximately $166.2 million of ‘Liabilities held-for-sale’ but including the senior convertible notes, total borrowings at the end of the fourth quarter of 2017 were approximately $2.49 billion, of which $1.02 billion was non-recourse. Approximately $890.7 million of the non-recourse borrowings related to utility-scale solar power projects.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented, “2017 was an exceptional and milestone year for the PV industry, in which total global new solar installation reached 100 GW for the first time in our history. This demonstrates that solar is quickly approaching grid parity and is penetrating more and more markets. Our revenue, shipments, gross margin and net income all exceeded our expectations for the fourth quarter and full year 2017. Our record-high solar module shipments for the full year 2017 were driven by strong demand from China, India, Europe and the United States. We are also pleased with the impressive project sale momentum we achieved, led by demand for our highly-attractive project assets, which we have carefully built up over the past few years in key markets worldwide. We remain focused on securing a competitive return on all of our project investments; and redeploying the capital received into new project opportunities, while also paying down our debt as we continue to build shareholder value. Our portfolio of solar power plants in operation was approximately 1.2 GWp as of February 28, 2018, with an estimated total resale value of approximately $1.5 billion. Our portfolio of late-stage solar power projects, as of February 28, 2018, including those in construction, totaled approximately 2.0 GWp giving us added visibility and confidence.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “We benefitted from the higher margin contribution from the sale of 72.7 MWp of solar projects to CSIF in Japan. We are encouraged by our success in monetizing our operating solar power assets globally. This serves as a further validation of the strength of our business model.  We will continue to execute on our strategy to enhance our balance sheet and redeploy our capital to support the profitable growth of our business and build value for shareholders.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two parts: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have energy off-take agreements and are expected to be built within the next two to four years.

Late-Stage Utility-Scale Solar Project Pipeline

As of February 28, 2018, the Company’s late-stage utility-scale solar project pipeline, including those in construction, totaled approximately 2.0 GWp, including 459 MWp in the U.S., 435.7 MWp in Mexico, 410 MWp in China, 362.2 MWp in Japan, 215.6 MWp in Brazil, 59 MWp in India, 24.2 MWp in Australia, 18.4 MWp in Chile, and 8.2 MWp in the United Kingdom.

In the United States, as previously announced, the Company signed two power purchase agreements (“PPAs”) for the 150 MWac/210 MWp Mustang Two project located in Kings County in central California. Peninsula Clean Energy signed a 15-year PPA for 100 MWac of the project, and the Modesto Irrigation District signed a 20-year PPA for the remaining 50 MWac of the project. Electricity will be delivered after the project reaches commercial operation, which is expected by 2020.

The Company signed a 20-year PPA for 45 MWac/63 MWp of the Gaskell West 2 project with Bay Area Rapid Transit (BART) in December 2017. The remaining volume will be purchased by Pacific Gas & Electric (“PG&E”) under 15-year PPAs. The project is scheduled to reach commercial operation in 2020.

In addition, the Company began construction in December 2017 on the NC 102 project located in North Carolina. The project is expected to reach commercial operation in 2018. It has a PPA for 10 years starting in 2018 with Duke Energy Carolinas.

In January 2018, the Company closed the sale of the 20 MWac/28 MWp Gaskell West 1 Solar Facility, located in southern California in Kern County, to Southern Power, the wholesale subsidiary of Southern Company.

The Company’s late-stage, utility-scale solar project pipeline in the U.S. as of February 28, 2018 is detailed in the table below.

Project	MWp	Location	Status	Expected COD
Mustang Two	210	California	Development	2020
Gaskell West 2	147	California	Development	2020
NC102	102	North Carolina	Construction	2018
Total	459

In Japan, as of February 28, 2018, the Company’s late-stage utility-scale solar project pipeline for which interconnection agreements and FIT have been secured totaled approximately 362.2 MWp, 122.7 MWp of which are under construction and 239.5 MWp of which are under development. The Company has an additional 9.4 MWp of projects in the bidding process, which will be added to the list of late-stage projects once FIT has been secured.

In the fourth quarter of 2017, the Company energized two projects, totaling 20.1 MWp. In January 2018, the Company achieved commercial operation (“COD”) on another 1MWp solar power project.

The table below sets forth the expected COD schedule of the Company’s late-stage utility-scale solar power projects in Japan, as of February 28, 2018:

Expected COD Schedule (MWp)

2018	2019	2020	2021 and Thereafter	Total
76.7	92.3	45.2	147.9	362.2

In Brazil, the Company’s late-stage, utility-scale solar project pipeline as of February 28, 2018 is detailed in the table below.

Project	MWp		Location	Status	Expected COD
Pirapora II	23	*	Minas Gerais	Construction	2018
Guimarania	80.6		Minas Gerais	Construction	2018
Salgueiro	112		Pernambuco	Development	2020
Total	215.6

*23 MWp represents the Company’s 20% equity interest in 115 MWp Pirapora II.

The 191.5 MWp Pirapora I and 92.5 MWp Pirapora III solar power projects in Brazil were commissioned in November 2017. In December 2017, the Company was awarded the Salgueiro project in Brazil’s A-4 auction. The Company will build the project and construction is planned to start in 2020. The project is expected to reach commercial operation before the end of 2020.

The Company acquired the 80.6 MWp Guimarania during the third quarter of 2017. The Company is building and will provide solar modules to the project. The project received a 20-year PPA from the second Reserve Energy Auction at R$290.00/MWh (approximately US$91.77/MWh). The project is under construction and expected to reach COD in the fourth quarter of 2018.

In Mexico, the Company’s late-stage, utility-scale solar project pipeline, as of February 28, 2018 is detailed in the table below.

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2020
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Aguascalientes	67.7	Aguascalientes	Construction	2018
Total	435.7

In November 2017, the Company won three solar power projects, totaling 367 MWp, in Mexico’s third Long-term Auction for renewables held on November 15, 2017. The Company will build the three projects. Once connected to the grid, the electricity generated by the projects will be sold to the Comisión Federal de Electricidad (CFE) under a 15-year PPA and 20-year Clean Energy Certificates (“CELs”) at an average price of US$21/MWh. The projects are expected to be connected to the grid during the second quarter of 2020.

In China, as of February 28, 2018, the Company’s late-stage utility-scale power pipeline totaled 410 MWp.

Solar Power Plants in Operation

In addition to its late-stage utility-scale solar project pipeline, the Company has a portfolio of solar power plants in operation, totaling 1.2 GWp, as of February 28, 2018, which are recorded on its balance sheet as “project assets”, “assets held-for-sale” and “solar power systems, net”. Revenue from the sale of electricity generated by the plants, which is recorded as “assets held-for-sale” and “solar power systems, net”. totaled $4.7 million in the fourth quarter of 2017, compared to $9.6 million in the third quarter of 2017.

The sale of projects recorded as “project assets” (build to sell) on the balance sheet will be recorded as revenue once revenue recognition criteria are met, and the gain from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net” (build to own) on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

The table below sets forth the Company’s total portfolio of solar power plants in operation, as of February 28, 2018:

U.S.	Japan	Brazil	China	India	Others	Total
808	85.6	56.8	145.5	91.1	24.1	1,211.1

Manufacturing Capacity

Subject to market conditions, the Company plans to expand its ingot, wafer, cell and module capacities by December 31, 2018 to 2.0 GW, 5.0 GW, 6.35 GW and 9.81 GW, respectively.

Manufacturing Capacity Roadmap (MW)

	31-Dec-17	30-Jun-18	31-Dec- 18
Ingot	1,200	1,620	2,000
Wafer	5,000	5,000	5,000
Cell	5,450	5,600	6,350
Module	8,110	8,310	9,810

The Company’s ingot manufacturing capacity reached 1.2 GW, as of December 31, 2017 and is expected to reach 1.62 GW and 2.0 GW by June 30, 2018 and December 31, 2018. The increase is intended to reduce the purchase cost of ingots and therefore reduce the Company’s all-in module manufacturing cost.

The Company’s wafer manufacturing capacity at the end of 2017 was 5.0 GW, all of which uses diamond wire-saw technology. Diamond wire-saw technology is compatible with the Company’s proprietary and highly efficient black silicon multi-crystalline solar cell technology, thereby reducing silicon usage and manufacturing cost.

The Company’s solar cell manufacturing capacity as of December 31, 2017, was 5.45 GW. The Company expects to increase its cell manufacturing capacity to 5.6 GW and 6.35 GW by June 30, 2018 and December 31, 2018, respectively.

The Company’s module manufacturing capacity as of December 31, 2017 was 8.11 GW and it is expected to reach 8.31 GW by June 30, 2018 and 9.81 GW by the end of 2018.

Certain of our production plants have recently experienced under-utilization due to the changing tariff and market conditions. In particular,  some of our module and cell production plants in Canada and South East Asia are underutilized due to the Section 201 tariff decisions by the U.S. government.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to final customer demand and solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the first quarter of 2018, the Company expects total solar module shipments to be in the range of approximately 1.30 GW to 1.35 GW, including approximately 65 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in first quarter 2018. Total revenue for the first quarter of 2018 is expected to be in the range of $1,370 million to $1,400 million, which includes recognized revenue from the sales of solar projects during the quarter. Gross margin for the first quarter is expected to be between 10.0% and 12.0%, which reflects the impact of lower margin U.S. solar projects we have already sold in the quarter.

For the full year 2018, the Company expects total module shipments to be in the range of 6.6 GW to 7.1 GW. Total revenue for the full year 2018 is expected to be in the range of $4.4 billion to $4.6 billion. We expect approximately 53% of total revenue for 2018 to come from our Solar Module and Components Business, while the balance will come from our Energy Business. The Energy Business revenue will mainly come from monetization of the Company’s solar power plants in the U.S., Japan, China and the UK. The Company expects its cost of production will decrease throughout the year as material costs decrease and new, higher efficiency cell and module capacity comes online.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar commented, “Moving into 2018, we have seen price adjustment throughout the solar value chain. We expect that our technology, new products and the increase in vertical integration along the manufacturing process will help the Company further build upon its leadership position.”

Recent Developments

On March 12, 2018, Canadian Solar announced that Recurrent Energy, its wholly owned subsidiary, had completed the sale of its interests in three solar power plants totaling 309 MWp in the U.S. to Korea Electric Power Corporation, South Korea’s largest electric utility.

On March 1, 2018, Canadian Solar announced that it had secured a non-recourse project finance facility of up to JPY16 billion ($149 million) from Shinsei Bank, Limited for its 53.4 MWp Oita Hijimachi solar power project in Japan.

On February 22, 2018, Canadian Solar announced that it had completed the sale of solar power plants totaling 142MWp in the U.K. to Greencoat Solar II LP, managed by Greencoat Capital LLP, for approximately GBP 191.2 million ($267.7 million), net of distributions of GBP 3.8 million ($5.3 million) made prior to closing. Completion of the sale reduced non-recourse project debt on the Company’s balance sheet by approximately GBP123.0 million ($172.2 million).

On January 30, 2018, Canadian Solar announced that Recurrent Energy, its wholly owned subsidiary, had finalized the sale of the 20 MWac/28 MWp Gaskell West 1 solar power plant, located in Kern County in southern California, to Southern Power, the wholesale subsidiary of Southern Company.

On January 29, 2018, Canadian Solar announced it had entered into an agreement with Photon Energy NV to co-develop five utility-scale solar power projects, with a total capacity of 1.14 GWp, in New South Wales, Australia.

On January 25, 2018, Canadian Solar announced that the special committee (the “Special Committee”) of its board of directors (the “Board”) had retained Barclays Capital Canada Inc. as its independent financial advisor, Weil, Gotshal & Manges LLP as its U.S. legal counsel and Osler, Hoskin & Harcourt LLP as its Canadian legal counsel to assist in its consideration and review of the previously announced preliminary, non-binding proposal, dated December 9, 2017, that the Board received from the Company’s Chairman, President and Chief Executive Officer, Dr. Shawn (Xiaohua) Qu (“Dr. Qu”), to acquire all of the outstanding common shares of the Company not already beneficially owned by Dr. Qu and his wife, Ms. Hanbing Zhang, in a “going private” transaction for cash consideration of $18.47 per common share.

On January 4, 2018, Canadian Solar announced that its wholly-owned subsidiary, CSI New Energy Holding Co., Ltd., had completed the sale of three solar power plants in China, totaling 44.3 MWp, to Shenzhen Energy Nanjing Holding Co., Ltd., a subsidiary of Shenzhen Energy Group Co., Ltd. The transaction closed on December 29, 2017 and the Company recognized revenue from the sale of the plants in its results for the fourth quarter of 2017.

On January 2, 2018, Canadian Solar announced that the Oakey 2 solar power project in Queensland, Australia had reached financial close with the Clean Energy Finance Corporation for a facility commitment of approximately A$55 million ($42.8 million). The project has a capacity of 70 MWp and is part of the aggregate 117 MWp solar power project sale to Foresight Solar Fund Limited.

On December 29, 2017, Canadian Solar announced that it had closed a GBP41.9 million ($56 million) non-recourse project finance facility with a tenor of 17 years with Bayern LB for 10 operating solar power plants totaling 52.2 MWp in the UK. The projects were accredited under the UK’s Renewable Obligation Certificate (“ROC”) scheme at rates of 1.2 and 1.3 ROC, which provides for inflation-linked solar power generation revenues for a period of 20 years.

On December 28, 2017, Canadian Solar announced that it had signed an Operation & Maintenance Agreement with Axium Infinity Solar LP for eight solar PV plants totaling 105.5 MWp in Canada.

On December 27, 2017, Canadian Solar announced that it had reached commercial operation on its 19.1MWp Gunma Aramaki solar power plant, located approximately 100km northwest of Tokyo, Japan.

On December 21, 2017, Canadian Solar announced that it had been awarded a 112 MWp solar photovoltaic project in the state of Pernambuco, Brazil in the country’s A-4 auction. Canadian Solar will build the project, with construction planned to start in 2020 and the project expected to reach COD before January 2021.

On December 7, 2017, Canadian Solar announced that it wholly-owned subsidiary, Recurrent Energy, signed a 20-year power purchase agreement for 45 MWac of solar power with Bay Area Rapid Transit (BART). Power will be supplied to BART from Recurrent Energy’s 45 MWac Gaskell West 2 solar photovoltaic project located in southern California. The project is scheduled to reach COD in 2020.

On December 5, 2017, Canadian Solar announced that it had been awarded a 17.87 MWp project in Japan’s inaugural solar energy auction. The project is expected to reach COD by 2021 and, once completed, the project will enter into a 20-year power purchase agreement with Chugoku Power Electric Company at a rate of JPY17.97 ($0.16) per kWh.

On December 4, 2017, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, closed the sale of 99 percent of the partnership that owns the Class B membership interest in the 92 MWp/71 MWac IS-42 solar project to Falck Renewables S.p.A. for approximately $43 million. Debt and tax equity financing for the project was secured in April 2017 from Prudential Capital Group and U.S. Bancorp Community Development Corporation.

On November 28, 2017, Canadian Solar announced that it had started construction of two new solar power projects, totaling 12.9 MWp, in Japan. The 10.77 MWp Shizuoka Project is expected to reach COD in Q4 2018. Tokyo Electric Power Co., Inc. will purchase the solar electricity under a 20-year feed-in-tariff contract at the rate of JPY36.0 ($0.32) per kWh. The 2.1 MWp Miyagi Project is expected to reach COD in Q3 2018. The solar electricity will be purchased by Tohoku Electric Power Co., Inc. under a 20-year feed-in-tariff contract at the rate of JPY36.0 ($0.32) per kWh.

On November 27, 2017, Canadian Solar announced that it had won 367 MWp of solar power projects in Aguascalientes, Hermosillo and Obregón, Mexico in that country’s third long-term auction for renewables.

On November 16, 2017, Canadian Solar announced that it had completed its second green project bond placement with Goldman Sachs Japan Co., Ltd.  The JPY7.4 billion ($66.0 million) dual-tenor green project bond was issued to finance Canadian Solar’s 27.3 MWp solar power plant in Tottori Prefecture, Japan. The Tottori plant reached COD in August 2017. The electricity generated is currently being purchased by the Chugoku Electric Power Company, Inc. under a 20-year feed-in-tariff contract at the rate of JPY40.0 ($0.36) per kWh.

On November 15, 2017, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, had closed on a combined construction loan and construction letter of credit facility for its 20 MWac/28 MWp Gaskell West 1 solar power project.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on March 19, 2018 (8:00 p.m., March 19, 2018 in Hong Kong) to discuss the Company’s fourth quarter and full year 2017 results and business outlook. The dial-in phone number for the live audio call is +1 866 519 4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1 845-675-0437 (from international locations). The passcode for the call is 6358199.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Daylight Time on Tuesday, March 27, 2018 (8:00 p.m., March 27, 2018 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 (from international locations), with passcode 6358199.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 25GW of premium quality modules to over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, and its ability to receive the required government approvals for the sale of six solar power projects in California, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31	September 30	December 31	December 31	December 31
	2017	2017	2016	2017	2016
Net revenues	$1,108,764	$912,223	$668,428	$3,390,393	$2,853,078
Cost of revenues	890,211	752,422	619,472	2,752,795	2,435,890

Gross profit	218,553	159,801	48,956	637,598	417,188
Operating expenses:
Selling expenses	39,935	42,831	42,749	156,032	145,367
General and administrative expenses	69,650	53,328	62,838	230,998	203,789
Research and development expenses	8,564	7,271	3,204	28,777	17,407
Other operating income, net	(29,756)	(1,399)	(48,074)	(47,554)	(42,539)
Total operating expenses, net	88,393	102,031	60,717	368,253	324,024

Income (loss) from operations	130,160	57,770	(11,761)	269,345	93,164
Other income (expenses):
Interest expense	(33,487)	(33,656)	(22,897)	(117,971)	(69,723)
Interest income	3,180	3,382	2,381	10,477	10,236
Gain (loss) on change in fair value of derivatives	7,565	1,764	24,246	(272)	27,322
Foreign exchange gain (loss)	(9,541)	(16,474)	(12,487)	(23,449)	25,406
Investment loss	(3,607)	—	(971)	(3,607)	(1,532)
Gain on repurchase of convertible notes	—	—	—	—	2,782
Other expenses, net	(35,890)	(44,984)	(9,728)	(134,822)	(5,509)

Income (loss) before income taxes and equity in earnings (loss) of unconsolidated investees	94,270	12,786	(21,489)	134,523	87,655
Income tax benefit (expense)	(28,940)	(6,165)	10,598	(40,951)	(17,976)
Equity in earnings (loss) of unconsolidated investees	(2,550)	6,971	(2,885)	9,411	(4,404)
Net income (loss)	62,780	13,592	(13,776)	102,983	65,275

Less: Net income (loss) attributable to non-controlling interests	1,378	299	(448)	3,411	26

Net income (loss) attributable to Canadian Solar Inc.	$61,402	$13,293	$(13,328)	$99,572	$65,249

Earnings (loss) per share - basic	$1.05	$0.23	$(0.23)	$1.71	$1.13
Shares used in computation - basic	58,486,391	58,392,071	57,806,597	58,167,004	57,524,349
Earnings (loss) per share - diluted	$1.01	$0.22	$(0.23)	$1.69	$1.12
Shares used in computation - diluted	61,936,162	59,283,636	57,806,597	61,548,158	58,059,063

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Twelve Months Ended
	December 31	September 30	December 31	December 31	December 31
	2017	2017	2016	2017	2016
Net Income (loss)	62,780	13,592	(13,776)	102,983	65,275
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	3,395	23,148	(42,554)	39,305	(41,786)
Gain (loss) on changes in fair value of derivatives	296	(456)	14,520	(2,090)	12,458
Comprehensive income (loss)	66,471	36,284	(41,810)	140,198	35,947
Less: comprehensive income attributable to non-controlling interests	2,034	97	1,088	2,846	2,656
Comprehensive income (loss) attributable to Canadian Solar Inc.	64,437	36,187	(42,898)	137,352	33,291

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	December 31,	September 30,	December 31,
	2017	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$561,679	$614,586	$511,039
Restricted cash - current	617,761	528,725	487,516
Accounts receivable trade, net	358,091	457,418	400,251
Accounts receivable, unbilled	1,253	3,426	3,425
Amounts due from related parties	26,102	29,872	19,082
Inventories	346,092	301,526	295,371
Value added tax recoverable	94,503	85,477	55,680
Advances to suppliers - current	61,399	92,895	29,312
Derivative assets - current	16,200	12,201	12,270
Project assets - current	1,523,342	1,658,867	1,317,902
Assets held-for-sale	182,797	227,181	392,089
Prepaid expenses and other current assets	296,084	192,675	266,826
Total current assets	4,085,303	4,204,849	3,790,763
Restricted cash - non-current	10,695	10,770	9,145
Property, plant and equipment, net	747,235	674,681	462,345
Solar power systems, net	63,964	66,960	112,062
Deferred tax assets, net	131,796	248,299	229,980
Advances to suppliers - non-current	38,325	53,032	54,080
Prepaid land use right	78,649	68,791	48,651
Investments in affiliates	414,215	401,971	368,459
Intangible assets, net	10,986	9,867	8,422
Goodwill	6,248	6,248	7,617
Derivatives assets - non-current	10,911	9,911	15,446
Project assets - non-current	148,170	148,144	182,391
Other non-current assets	143,130	144,567	117,245
TOTAL ASSETS	$5,889,627	$6,048,090	$5,406,606
Current liabilities:
Short-term borrowings	$1,957,755	$2,140,021	$1,600,033
Accounts and notes payable	975,595	1,056,694	736,779
Amounts due to related parties	6,023	14,231	19,912
Other payables	315,321	295,780	223,584
Short-term commercial paper	—	—	131,432
Advances from customers	51,739	82,852	90,101
Derivative liabilities - current	6,121	8,980	9,625
Liabilities held-for-sale	185,872	227,285	279,272
Financing liabilities-current	407,683	419,065	459,258
Other current liabilities	201,903	167,089	171,070
Total current liabilities	4,108,012	4,411,997	3,721,066
Accrued warranty costs	55,659	62,768	61,139
Convertible notes	126,476	126,248	125,569
Long-term borrowings	404,341	318,174	493,455
Derivatives liabilities - non-current	359	680	—
Liability for uncertain tax positions	9,264	8,913	8,431
Deferred tax liabilities - non-current	5,562	26,381	23,348
Loss contingency accruals	25,682	25,352	22,654
Financing liabilities-non-current	12,243	—	—
Other non-current liabilities	82,254	76,485	51,554
Total LIABILITIES	4,829,852	5,056,998	4,507,216
Equity:
Common shares	702,162	702,136	701,283
Additional paid-in capital	417	(1,769)	(8,897)
Retained earnings	383,681	322,279	284,109
Accumulated other comprehensive loss	(54,034)	(57,069)	(91,814)
Total Canadian Solar Inc. shareholders’ equity	1,032,226	965,577	884,681
Non-controlling interests in subsidiaries	27,549	25,515	14,709
TOTAL EQUITY	1,059,775	991,092	899,390
TOTAL LIABILITIES AND EQUITY	$5,889,627	$6,048,090	$5,406,606